Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (312) 228-5404

Larry L. Weyers
President and Chief Executive Officer
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601

> **Re: Integrys Energy Group, Inc.**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 1-11337**

Dear Mr. Weyers:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Categorical Independence Standards for Directors, page 9

1. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that the board of directors considered under the applicable independence definitions in determining that the director is independent. See Item 407(a)(3) of Regulation S-K and related Instruction 3.

Related Persons Transaction Policy, page 34

2. Please state whether your policies and procedures for the review, approval or ratification of any related person transaction are in writing and, if not, how such procedures are evidenced. See Item 404(b)(2) of Regulation S-K. Please consider expanding the disclosure regarding your policies and procedures to discuss the standards to be applied under such policies and procedures. See Item 404(b)(1)(ii) of Regulation S-K.

Executive Compensation, page 39

Compensation Discussion and Analysis, page 39

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Weyers' salary and grants of equity awards were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

4. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Role of the Compensation Committee, page 39

5. Provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Also disclose whether the compensation consultant

determines or recommends the amount or form of executive and director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

6. You have indicated that the compensation committee may solicit compensation recommendations from the chief executive officer. Please expand this disclosure to discuss fully the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please consider discussing whether the chief executive officer works with the compensation committee in establishing measures, targets and similar items that affect his compensation and whether he retains the ability to call compensation committee meetings or meet with the compensation consultant on an individual basis.

Total Compensation, page 40

7. Please provide analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. Please analyze how the level of employment affects your decisions to grant incentives at varying levels. For example, you state that the chief executive officer is eligible to receive a higher percentage of base salary as an annual and long-term incentive. Finally, please discuss why you have placed a "greater weighting on long-term incentives."

Key Components of the Executive Compensation Program, page 40

8. To the extent that you engage in benchmarking your performance against the utility/energy services and general industry peer groups, the energy marketing and trading data, general industry information and long-term incentive peer group, please identify the companies that comprise these peer or survey groups. See Item 402(b)(2)(xiv) of Regulation S-K. Please clarify why you use different peer groups and survey data for Integrys Energy Group, such as the different peer group for the determination of long-term incentives.

9. Please provide quantitative or qualitative disclosure of the operational and financial performance goals for the executive incentive plan for 2006 and the total shareholder return goals for the performance shares for the 2006-2008 long-term incentive plan cycle. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or

Larry L. Weyers
Integrys Energy Group, Inc.
August 21, 2007
Page 4

how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Short-Term Incentive Compensation, page 41

10. Please discuss whether the compensation committee exercised discretion to increase or decrease the size of any award or payout under the executive incentive plan. See Item 402(b)(2)(vi) of Regulation S-K.

11. Please include additional information about the weighting of each of the individual performance goals set forth on pages 41 to 42.

Change in Control Agreements, page 47

12. Please describe and explain how the appropriate payment and benefit levels are determined under the circumstances that trigger payments or provide benefits upon a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation as change-in-control payments.

Termination of Employment, page 56

13. Please define "cause" as used in the agreements described in this section.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Larry L. Weyers
Integrys Energy Group, Inc.
August 21, 2007
Page 5

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel